UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Whitehall Jewellers, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

965063100

(CUSIP Number)

Seymour Holtzman

c/o Jewelcor Companies

100 N. Wilkes Barre Blvd.

4th Floor

Wilkes Barre, Pennsylvania 18702

(570) 822-6277

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 28, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 965063100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Seymour Holtzman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 698,116

	8.	Shared Voting Power none

	9.	Sole Dispositive Power 698,116

	10.	Shared Dispositive Power none

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 698,116

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.99%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 965063100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SH Independence, LLC 20-2923276

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 698,116

	8.	Shared Voting Power none

	9.	Sole Dispositive Power 698,116

	10.	Shared Dispositive Power none

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 698,116

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.99%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 965063100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Holtzman Financial Advisors, LLC 20-0236486

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 698,116

	8.	Shared Voting Power none

	9.	Sole Dispositive Power 698,116

	10.	Shared Dispositive Power none

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 698,116

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.99%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 965063100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Holtzman Opportunity Fund, L.P. 20-2923350

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 698,116

	8.	Shared Voting Power none

	9.	Sole Dispositive Power 698,116

	10.	Shared Dispositive Power none

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 698,116

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.99%

14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

This statement relates to the shares of common stock, par value $.001 per share (the “Common Stock”), of Whitehall Jewellers, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 155 North Wacker Drive, Suite 500, Chicago, Illinois 60606.

Item 2.	Identity and Background
(a) - (c), (f) This Schedule 13D is being filed jointly by Seymour Holtzman, SH Independence, LLC, Holtzman Financial Advisors, LLC and Holtzman Opportunity Fund, L.P. (the “Reporting Persons”).

Holtzman Opportunity Fund, L.P. (“Opportunity”) is a Nevada limited partnership which is primarily involved in acquiring, holding and disposing of investments in various companies.  The address of the principal business and principal offices of Opportunity is 100 N. Wilkes Barre Blvd., 4th Floor, Wilkes Barre, Pennsylvania 18702.

The general partner of Opportunity is Holtzman Financial Advisors, LLC (“Advisors”), a Nevada limited liability company which is primarily involved in managing Opportunity’s affairs and assets.  The address of the principal business and principal offices of Advisors is 100 N. Wilkes Barre Blvd., 4th Floor, Wilkes Barre, Pennsylvania 18702.

The Managing Member of Advisors is SH Independence, LLC (“Independence”), a Nevada limited liability company which is involved in serving as the Managing Member of Advisors.  The address of the principal business and principal offices of Independence is 100 N. Wilkes Barre Blvd., 4th Floor, Wilkes Barre, Pennsylvania 18702.

The sole member of Independence is Seymour Holtzman, a United States citizen whose business address is 100 N. Wilkes Barre Blvd., 4th Floor, Wilkes Barre, Pennsylvania 18702.  Mr. Holtzman’s principal occupation is serving as Chairman of the Board of two public companies, Casual Male Retail Group, Inc. and George Foreman Enterprises, Inc.  He also serves as Chairman of Interland, Inc., an online marketing services company, and Chairman and Chief Executive Officer of each of Jewelcor Management, Inc., a Nevada corporation which is primarily involved in investment and management services, C.D. Peacock, Inc., a Chicago retail jewelry establishment, and S.A. Peck & Company, a Chicago based retail and mail order jewelry company.

(d) - (e) During the last five years, no Reporting Person or other person identified in response to this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As of the date hereof, the Reporting Persons may be deemed to beneficially own 698,116 shares of Common Stock issuable upon exercise of certain warrants, as described below.  If, as and when the conditions to the future issuance of certain convertible notes of the Issuer, as described below, are satisfied or waived, and such notes are issued to Opportunity, the Reporting Persons may be deemed to beneficially own 22,666,667 shares of Common Stock issuable upon conversion of such notes, including interest shares if interest is paid in Common Stock for the first three years of the note at a conversion price of $.75.  As described under Item 4 below, Opportunity received the warrants in connection with providing its $7.5 million proportionate share of the Term Loan (as defined below).  The provision was funded by working capital.  The amount of funds anticipated to be expended by Opportunity for its purchase of such notes is $12.5 million.

Item 4.	Purpose of Transaction

On October 3, 2005, the Issuer entered into a Bridge Term Loan Credit Agreement (the “Credit Agreement”) with PWJ Lending, an entity controlled by Prentice Capital Management, and with Opportunity (together with any other lenders under such Credit Agreement from time to time, the “Lenders”).

Under the Credit Agreement, the Lenders provided a term loan (the “Term Loan”) to the Issuer in the aggregate principal amount of $30,000,000 (the “Commitment  Amount”), which bears interest at a fixed rate of 18.0% per annum, payable monthly, and has a stated initial maturity date of December 31, 2005. The proceeds of the Term Loan were used, among other purposes, to repay a portion of the revolving credit loans then outstanding under the Issuer’s Second Amended and Restated Revolving Credit and Gold Consignment Agreement (the “Senior Credit Agreement”), dated as of July 29, 2003 and amended on October 3, 2005 (the “Fourth  Amendment”), to fund a segregated account that will promptly be disbursed into a third party escrow account established for the benefit of certain of the Issuer’s trade vendors and to pay fees and expenses associated with the transaction.

The Issuer’s obligations under the Credit Agreement are secured by a lien on substantially all of the Issuer’s assets which ranks junior in priority to the liens securing the Issuer’s obligations under the Senior Credit Agreement.  The Credit Agreement contains a number of affirmative and restrictive covenants and representations and warranties that generally are consistent with those contained in the Issuer’s Senior Credit Agreement (as amended by the Fourth Amendment).

The Issuer may prepay the Term Loan at any time, provided, however, that if the Term Loan is prepaid with funds from any source other than the proceeds of the proposed Notes (as defined below), then the Issuer will be required to pay to the Lenders an exit fee of 4.0% of the Commitment Amount.  Under the Credit Agreement, the Issuer is required to use the proceeds of a sale of the Notes to retire the Term Loan.  While the Lenders may accelerate the obligations of the Issuer under the Credit Agreement to be immediately due and payable upon an Event of Default (as defined in the Credit Agreement), the rights of the Lenders to enforce the obligations are subject to an intercreditor agreement with the holders of debt under the Senior Credit Agreement.

In connection with the Credit Agreement, the Issuer issued 7-year warrants (the “Warrants”), which are immediately exercisable at an exercise price of $.75 per share, to the

Lenders to purchase aggregate of 2,792,462 shares of Common Stock (i.e., 19.99% of the number of shares of Common Stock currently outstanding). The exercise price of the Warrants will be reduced, subject to certain limited exceptions,  if the Issuer subsequently issues shares of Common Stock or the right to acquire shares of Common Stock at a price of less than $.75 per share.

The Credit Agreement and the form of Warrants are incorporated herein by reference to Exhibits 99.2 and 99.5 of this Schedule 13D.

Contemporaneously with the entry into the Credit Agreement, the Issuer, PWJ Funding and Opportunity entered into a Securities Purchase Agreement  (the “Purchase Agreement” ).  In their respective capacities as prospective purchasers of the Notes proposed to be issued pursuant to the Purchase Agreement, each of PWJ Funding and Opportunity is sometimes referred to herein as an “Investor” and together sometimes referred to herein as “Investors”.

Subject to certain terms and conditions set forth in the Purchase Agreement, the Issuer has agreed to sell to the Investors $50,000,000 of secured convertible notes (the “Notes”).  The stated maturity of the Notes will be three years after the date of issuance which maturity generally may be extended by the Issuer for up to two years.  The Investors will have the option to extend the maturity date in the event and for so long as an Event of Default (as defined in the Purchase Agreement) shall have occurred and be continuing under the Notes or through the date that is ten business days after the consummation of a change of control of the Issuer in the event a change of control is publicly announced prior to the maturity date.  The Notes will be secured by the same second security interest that secures the Term Loan.

The Notes will bear interest at a rate of 12.0% per annum, payable quarterly.  During the initial three year term of the Notes, interest will be paid in shares of Common Stock at the conversion price (initially $.75 per share).  The conversion price will be reduced, subject to certain limited exceptions, if the Issuer subsequently issues shares of Common Stock or the right to acquire shares of Common Stock at a price of less than $.75 per share.  Interest that becomes payable after the initial three year term of the Notes will be paid in cash.

Upon a change of control of the Issuer,  the holder of a Note may require the Issuer to redeem all or any portion of the Note for a price equal to (i) the outstanding principal amount of the Notes, together with any accrued and unpaid interest or late charges thereon multiplied by (ii) 125.0% (unless the change of control is not approved by a majority of the disinterested members of the Issuer’s board of directors, in which case the 125.0% will be 100.0%).

The issuance of the Notes under the Purchase Agreement is subject to certain conditions including (i) the approval by the stockholders of the Issuer of (A) the issuance of the shares of Common Stock pursuant  to the terms of the Notes, (B) an amendment to the Issuer’s certificate of incorporation providing for a 1-for-2 reverse stock split, and (C) the election of persons designated by the Investors to the Issuer’s board of directors (the “Board Nominees”), (ii) upon election, such Board Nominees constituting a majority of the members of the board of directors, and (iii) no occurrence of an event, circumstance or fact which resulted in, would result in or could reasonably be expected to a result in a extremely detrimental event on the Issuer.  The Notes will contain certain covenants, including limitations on indebtedness and liens and a prohibition on dividends.

Under the Purchase Agreement, the Issuer may not solicit offers, inquiries or proposals or conduct negotiations with any third parties regarding a transaction that involves debt or equity fundraising or that would otherwise be done in lieu of the transaction with the Investors, subject to the Issuer’s board of directors fulfilling its fiduciary duties to the Issuer’s stockholders and creditors.  The Issuer may terminate the Purchase Agreement under certain circumstances in order to accept a superior proposal (as defined).

The shares of Common Stock issuable (i) upon exercise of the Warrants, (ii) upon conversion of the Notes, and (iii) in payment of interest under the Notes, will represent an aggregate of approximately 87.0% of the issued and outstanding shares of Common Stock, assuming (A) no anti-dilution adjustment to the conversion price of the Notes or the exercise Price of the Warrants and (B) no issuance of shares of Common Stock or securities convertible, exercisable or exchangeable for shares of Common Stock prior to the closing of the transaction, other than pursuant to the Notes and Warrants. To the extent any of the principal amount of the Notes is converted into shares of Common Stock prior to the original 3-year maturity date of the Notes, the holder is entitled to interest shares of Common Stock on such principal amount that have not been paid prior to the date of conversion as if such principal amount continued to accrue interest through the original 3-year anniversary maturity date of the Notes.

The proceeds to be received by the Issuer upon the sale of the Notes will be used to retire the Term Loan and for general working capital purposes.

Contemporaneously with the entry into the Credit Agreement and the Purchase Agreement, the Issuer and the Investors entered into a Registration Rights Agreement pursuant to which the Issuer has agreed to provide certain registration rights with respect to the shares of Common Stock issuable (i) upon exercise of the Warrants, (ii) upon conversion of the Notes, and (iii) in payment of interest under the Notes.

Copies of the Purchase Agreement, form of Note and Registration Rights Agreement are incorporated herein by reference to Exhibits 99.3, 99.4, and 99.6 of this Schedule 13D.

The Issuer, Prentice Capital Management, and LaSalle Bank National Association, as administrative and collateral agent for the banks listed in the Senior Credit Agreement, executed a term sheet dated as of September 29, 2005 (the “Term Sheet”) with certain trade vendors. Vendors holding over 90.0% of the Issuer’s aggregate trade debt to inventory suppliers (“Suppliers”) have now executed the Term Sheet.  The Term Sheet provides a mechanism for (i) the Issuer’s satisfaction of its current trade debt (“Trade Debt”) to participating Suppliers, and (ii) the participating Suppliers’ prompt delivery of merchandise to the Issuer for the upcoming holiday season. Under the provisions of the Term Sheet, the Issuer will make payments totaling 50.0% of the Trade Debt at various time up to January 16, 2006.  A final payment in the amount of 50.0% of the Trade Debt, plus accrued interest at 6.0% from and after January 17, 2006, is required to be made on or about September 30, 2007.  The obligations to pay the final 50.0% of the Trade Debt will be secured by a security interest in substantially all of the Issuer’s assets ranking junior to the interests securing the Senior Credit Agreement, the Bridge Loan Agreement and the Notes. The Term Sheet is subject to and conditioned upon the execution of definitive documentation among the Parties.

A copy of the Term Sheet is incorporated herein by reference to Exhibit 99.7 of this Schedule 13D.

On October 27, 2005, the Reporting Persons became aware that a third party, Newcastle Partners, L.P. (“Newcastle”), had made a proposal to the Issuer, which among other things, appears to propose that the Issuer terminate its existing agreement with Opportunity and the other Investor and pursue a potential acquisition of the Issuer by Newcastle.  On October 28, 2005, Opportunity and the other Investor communicated with the Special Committee of the Board of Directors of the Issuer urging the Committee to reject Newcastle’s proposal.

This Schedule 13D is filed by the Reporting Persons in the event that, by virtue of joining in such communication or otherwise, the Reporting Persons may be deemed to be members of a “group” with the other Investor or its affiliates for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended.  The Reporting Persons disclaim membership in any such group.

The Reporting Persons intend to continue to review and evaluate their investment in the Issuer.  Depending on the price and availability of funds, subsequent developments affecting the Issuer, the Issuer’s business, other investment and business opportunities available to the Reporting Persons and general stock market, economic and other factors that the Reporting Persons may deem relevant from time to time, the Reporting Persons may maintain their investment at current levels or sell all or a part of their investment, or acquire additional shares of Common Stock or other securities of Issuer (pursuant to the pending transaction or otherwise) at any time. Any acquisition or disposition of shares of Common Stock by the Reporting Persons may be effected through open market or privately negotiated transactions, or otherwise.

Except to the extent set forth above, or in any other Item hereof, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of this Schedule 13D.  However, the Reporting Persons may, at any time and from time to time, review or reconsider their position (including the pending transaction) with respect to the Issuer, and formulate (and modify) plans or proposals with respect to any such matters, subject to the terms and conditions set forth in the Securities Purchase Agreement.

Item 5.	Interest in Securities of the Issuer

(a)  As of the date hereof, Opportunity beneficially owns an aggregate of 698,116 shares of Common Stock issuable upon exercise of the Warrants, representing approximately 4.99% of the outstanding shares of Common Stock based upon the 13,969,297 shares of Common Stock represented by the Issuer to be outstanding as of October 3, 2005 in the Purchase Agreement which is incorporated herein by reference to Exhibit 99.3 (the “Outstanding Shares”).  If, as and when the conditions to issuance of the Notes under the Purchase Agreement are satisfied or waived, and such Notes are issued, then Opportunity at that time may be deemed to beneficially own an aggregate of up to 22,666,667 shares of Common Stock potentially issuable upon conversion of the Notes, including interest shares as described above; such shares, together with shares issuable upon exercise of the Warrants, would represent an aggregate of 23,364,783 shares of Common Stock constituting approximately 21.7% of the then outstanding shares of Common Stock based upon the 107,449,241 shares of Common Stock that would be outstanding assuming all Warrants held by the Lenders are exercised and all Notes held by the Investors, including interest shares, are converted.

As the general partner of Opportunity, Advisors may be deemed to beneficially own the 698,116 shares of Common Stock owned by Opportunity issuable upon exercise of the Warrants, representing approximately 4.99% of the Outstanding Shares.  If, as and when the conditions to issuance of the Notes under the Purchase Agreement are satisfied or waived, and such Notes are issued, then Advisors at that time may be deemed to beneficially own an aggregate of up to 22,666,667 shares of Common Stock owned by Opportunity potentially issuable upon conversion of the Notes, including interest shares as described above; such shares, together with shares issuable upon exercise of the Warrants, would represent an aggregate of 23,364,783 shares of Common Stock constituting approximately 21.7% of the then outstanding shares of Common Stock based upon the 107,449,241 shares of Common Stock that would be outstanding assuming all Warrants held by the Lenders are exercised and all Notes held by the Investors, including interest shares, are converted.

As the Managing Member of Advisors, Independence may be deemed to beneficially own the 698,116 shares of Common Stock owned by Opportunity issuable upon exercise of the Warrants, representing approximately 4.99% of the Outstanding Shares.  If, as and when the conditions to issuance of the Notes under the Purchase Agreement are satisfied or waived, and such Notes are issued, then Independence at that time may be deemed to beneficially own an aggregate of up to 22,666,667 shares of Common Stock owned by Opportunity potentially issuable upon conversion of the Notes, including interest shares as described above; such shares, together with shares issuable upon exercise of the Warrants, would represent an aggregate of 23,364,783 shares of Common Stock constituting approximately 21.7% of the then outstanding shares of Common Stock based upon the 107,449,241 shares of Common Stock that would be outstanding assuming all Warrants held by the Lenders are exercised and all Notes held by the Investors, including interest shares, are converted.

As the sole member of Independence, Seymour Holtzman may be deemed to beneficially own the 698,116 shares of Common Stock owned by Opportunity issuable upon exercise of the Warrants, representing approximately 4.99% of the Outstanding Shares.  If, as and when the conditions to issuance of the Notes under the Purchase Agreement are satisfied or waived, and such Notes are issued, then Mr. Holtzman at that time may be deemed to beneficially own an aggregate of up to 22,666,667 shares of Common Stock owned by Opportunity potentially issuable upon conversion of the Notes, including interest shares as described above; such shares, together with shares issuable upon exercise of the Warrants, would represent an aggregate of 23,364,783 shares of Common Stock constituting approximately 21.7% of the then outstanding shares of Common Stock based upon the 107,449,241 shares of Common Stock that would be outstanding assuming all Warrants held by the Lenders are exercised and all Notes held by the Investors, including interest shares, are converted.

(b) Each of the Reporting Persons may be deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by such person by virtue of their respective positions as described in paragraph (a).

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Common Stock during the sixty days preceding the filing of this Schedule 13D.
(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As described in Item 4 above, on October 3, 2005, the Issuer and PWJ Lending, and Opportunity, entered into the Credit Agreement, Purchase Agreement, and Registration Rights Agreement, copies of which are incorporated herein by reference to Exhibits 99.2, 99.3, and 99.6 to this Schedule 13D.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto.
Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.
Item 7.	Material to Be Filed as Exhibits

99.1	Agreement of Joint Filing among Seymour Holtzman, SH Independence, LLC, Holtzman Financial Advisors, LLC and Holtzman Opportunity Fund, L.P. dated November 1, 2005.

99.2

Credit Agreement dated October 3, 2005, by and among the Issuer, PWJ Lending and Holtzman Opportunity Fund, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on October 6, 2005).

99.3

Securities Purchase Agreement dated October 3, 2005, by and among the Issuer, PWJ Lending LLC, PWJ Funding LLC and Holtzman Opportunity Fund, LP. (incorporated by reference to Exhibit 10.3 of the Issuer's Current Report on Form 8-K filed on October 6, 2005).

99.4	Form of Note (incorporated by reference to Exhibit 10.4 to the Issuer's Current Report on Form 8-K filed on October 6, 2005).

99.5	Form of Warrant (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed on October 6, 2005).

99.6

Registration Rights Agreement dated October 3, 2005, by and among the Issuer, PWJ Lending LLC, PWJ Funding LLC and Holtzman Opportunity Fund, L.P. (incorporated by reference to Exhibit 10.5 to the Issuer's Current Report on
Form 8-K filed on October 6, 2005).

99.7

Term Sheet dated September 29, 2005, among the Issuer, Prentice Capital Management, LP and certain vendors as set forth therein (incorporated by reference to Exhibit 10.7 to the Issuer's Current Report on Form 8-K filed on October 6, 2005).

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 1, 2005
/s/ Seymour Holtzman
Seymour Holtzman

SH INDEPENDENCE, LLC

	By:	/s/ Seymour Holtzman
		Name:	Seymour Holtzman
		Title:	Managing Member

HOLTZMAN FINANCIAL ADVISORS, LLC
By: SH Independence, LLC, its Managing Member

	By:	/s/ Seymour Holtzman
		Name:	Seymour Holtzman
		Title:	Manager

Holtzman Opportunity Fund, L.P.
By: Holtzman Financial Advisors, LLC, its General Partner

By: SH Independence, LLC, its Managing Member

	By:	/s/ Seymour Holtzman
		Name:	Seymour Holtzman
		Title:	Manager